Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

February 5, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Revised Preliminary Statement on Schedule 14C

Filed December 31, 2007

File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated February 4, 2008.

Material Terms of the New Class of Preferred Shares, page 10

1.	We note your response to comments 4 and 5 of our letter dated January 28, 2008. The Nevada statute that you cite in your responses does not appear to grant the board of directors the authority to create additional shares off preferred stock without the consent of shareholders, beyond what is authorized in the Company’s Articles of Incorporation. Nevada Statute 78.1955(1) appears to provide that after a company’s board of directors has established the terms of a class or series of blank check preferred stock pursuant to the company’s articles of incorporation, the company must file a certificate of designation with the Nevada Secretary of State and must wait for that certificate to become effective before issuing any shares of the new class or series of preferred stock. If you continue to believe that Nevada Statute 78.1955(1) provided the Company the requisite authority to create the additional shares of preferred stock without shareholder consent, please provide an opinion of counsel to that effect. Alternatively, please provide some other legal basis for the Company’s actions. If the Company’s actions exceeded its legal authority, you may wish to consider whether your majority shareholder can ratify such actions, provided that the ratification of the creation of your Series E and Series F preferred stock is adequately disclosed in an information statement on Schedule 14C.

The company has provided a legal opinion from SEC counsel regarding the Nevada Statute 78.1955(1) which provided the foundation and requisite authority to create the new preferred class series E and F without shareholder consent. See attached (Exhibit A) incorporated herein by this reference.

The company, although it believes it has the right to issue the two new classes of preferred stock through Director consent and has not exceeded its legal authority, has amended its 14C to reflect the consent of the majority shareholder in the adoption, creation, and ratification of these two new classes of preferred stock. See attached (Exhibit B, information statement on Schedule 14c pages 2 and 13) incorporated herein by this reference.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO

Exhibit A

JOSEPH I. EMAS

ATTORNEY AT LAW

1224 WASHINGTON AVENUE

MIAMI BEACH, FLORIDA 33139

(305) 531-1174

February 5, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc. (the “Company”)

I have been asked to opine on the issuance of the Class E and Class F preferred stock by written consent of the Board of Directors by the Company, a Nevada corporation.

In connection with the foregoing, I have reviewed and relied upon, (i) a copy of the Class E and Class F preferred stock designation with the State of Nevada; (ii) a review of the Nevada revised Statutes; and (iii) information provided by the Company.

Pursuant to the Nevada Revised Statutes, if a Company has a “blank check” preferred stock, the Board of Directors may establish a Class of such preferred stock and designate the voting powers, designations, preferences, limitations, restrictions and relative rights without shareholder approval.

“NRS 78.1955 Establishment of matters regarding class or Class of stock by resolution of board of directors.

1.	If the voting powers, designations, preferences, limitations, restrictions and relative rights of any class or Class of stock have been established by a resolution of the board of directors pursuant to a provision in the articles of incorporation, a certificate of designation setting forth the resolution and stating the number of shares for each designation must be signed by an officer of the corporation and filed with the Secretary of State. A certificate of designation signed and filed pursuant to this section must become effective before the issuance of any shares of the class or Class.”

If no shares have been issued in one Class, the Board of Directors has the sole authority to amend the voting powers, designations, preferences, limitations, restrictions and relative rights without shareholder approval.

NRS 78.1955 Establishment of matters regarding class or Class of stock by resolution of board of directors

2.	Unless otherwise provided in the articles of incorporation or the certificate of designation being amended, if no shares of a class or Class of stock established by a resolution of the board of directors have been issued, the designation of the class or Class, the number of the class or Class and the voting powers, designations, preferences, limitations, restrictions and relative rights of the class or Class may be amended by a resolution of the board of directors pursuant to a certificate of amendment filed in the manner provided in subsection 4.

Vsurance, Inc.

Shareholder approval is required only if the voting powers, designations, preferences, limitations, restrictions and relative rights of a Class of preferred stock are revised.

NRS 78.1955 Establishment of matters regarding class or Class of stock by resolution of board of directors

3.	Unless otherwise provided in the articles of incorporation or the certificate of designation, if shares of a class or Class of stock established by a resolution of the board of directors have been issued, the designation of the class or Class, the number of the class or Class and the voting powers, designations, preferences, limitations, restrictions and relative rights of the class or Class may be amended by a resolution of the board of directors only if the amendment is approved as provided in this subsection. Unless otherwise provided in the articles of incorporation or the certificate of designation, the proposed amendment adopted by the board of directors must be approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation, of:

(a) The class or Class of stock being amended; and

(b) Each class and each Class of stock which, before amendment, is senior to the class or Class being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that class or Class.

On December 20, 2008, the Company filed the designation of the rights and preferences of Class E preferred stock. After the filing of the designation of the rights and preferences of Class E preferred stock, as required under the Nevada Revised Statutes, the Company issued share of Class E preferred stock. The amendment to the Company Articles of Incorporation establishing the Class E preferred stock is attached hereto.

On January 11, 2008, the Company filed the designation of the rights and preferences of Class F preferred stock. After the filing of the designation of the rights and preferences of Class F preferred stock, as required under the Nevada Revised Statutes, the Company issued share of Class E preferred stock. The amendment to the Company Articles of Incorporation establishing the Class F preferred stock is attached hereto.

Vsurance, Inc.

To the extent that matters of fact are involved in the conclusion expresses below, such conclusion is based exclusively upon the documents referred to above, in each case without any attempt by me to independently verify such matter of fact.

In rendering the conclusion expressed below, I advise you that I am a member of the Bar of the State of Florida, New York and New Jersey, and express no opinion herein concerning the applicability or effect of any laws of any other jurisdiction, except the securities laws of the United States of America referred to herein.

This opinion letter has been prepared and is to be construed in accordance with the Report on Standards for Florida Opinions dated April 8, 2001, as amended and supplemented, issued by the Business Law Section of The Florida Bar (the “Report”). The Report is incorporated by reference into this opinion letter.

Based upon and subject to the foregoing, this letter is to confirm to you that, as required by the Nevada Revised Statutes, the Class E and Class F preferred stock designation, was duly filed and effective prior to the issuance of the shares of Class E and Class F preferred stock. No amendment to the right or preferences of the Class E and Class F preferred stock were subsequently made after their issuance, which would require shareholder approval. However, the Company has determined to receive shareholder approval in addition to relying on the statutory authority.

This opinion letter is being furnished to you solely in connection with the opinion express herein. I have not been asked to consider and have not considered any legal issue relating to the sale of the Shares except as set forth herein. This opinion letter is not to be relied on by any other party or for any other purposes.

Very truly yours,

/s/ Joseph I. Emas
Joseph I. Emas

Attachments

STATE OF NEVADA
ROSS MILLER Secretary of State		SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings
OFFICE OF THE SECRETARY OF STATE

Filing Acknowledgement

December 20, 2007

Job Number	Corporation Number
C20071220-1783	E0481852005-1

Filing Description	Document Filing Number	Date/Time of Filing

Amendment	20070864211-11	December 20, 2007 01:40:10 PM

Corporation Name VSURANCE INC.	Resident Agent PARACORP INCORPORATED

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

/s/ Ross Miller
ROSS MILLER
Secretary of State

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

STATE OF NEVADA
ROSS MILLER Secretary of State		SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings
OFFICE OF THE SECRETARY OF STATE

Certified Copy

December 20, 2007

Job Number:	C20071220-1783
Reference Number:	00001654266-60
Expedite: Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State’s Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20070864211-11	Amendment	1 Pages/2 Copies

Respectfully,

/s/ Ross Miller
ROSS MILLER
Secretary of State

By	/s/ Illegible
Certification Clerk

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment	Filed in the office of	Document Number
(PURSUANT TO NRS 78.385 AND 78.390)	/s/ Ross Miller	20070864211-11
	Ross Miller	Filing Date and Time
	Secretary of State State of Nevada	12/20/2007 1:40 PM
Entity Number E0481852005-1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Vsurance, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 21,100,000 shares of preferred stock par value $0.001 which is subdivided as follows: 100,000 shares class D which is only voting stock and has no conversion rights to common shares; 20,000,000 shares of class E non-voting/non-dilutive and convert to common 1 to 1; 1,000,000 shares of class F non-voting and converts to common 1 to 50, that is,1 share of preferred F equals 50 common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without consent of and or all of the holders of the Series D Preferred Stock or common stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:            Unamious by the board

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required):	/s/ W. Russell Smith

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07

STATE OF NEVADA
ROSS MILLER Secretary of State		SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings
OFFICE OF THE SECRETARY OF STATE

Filing Acknowledgement

January 11, 2008

Job Number	Corporation Number
C20080111-1176	E0481852005-1

Filing Description	Document Filing Number	Date/Time of Filing

Amendment	20080023131-40	January 11, 2008 09:10:43 AM

Corporation Name ENSURAPET, INC.	Resident Agent PARACORP INCORPORATED

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

/s/ Ross Miller
ROSS MILLER
Secretary of State

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

STATE OF NEVADA
ROSS MILLER Secretary of State		SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings
OFFICE OF THE SECRETARY OF STATE

Certified Copy

January 11, 2008

Job Number:	C20080111-1176
Reference Number:
Expedite: Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State’s Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20080023131-40	Amendment	1 Pages/1 Copies

Respectfully,
/s/ Ross Miller
ROSS MILLER
Secretary of State
By	/s/ Illegible
Certification Clerk

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment	Filed in the office of	Document Number
(PURSUANT TO NRS 78.385 AND 78.390)	/s/ Ross Miller	20080023131-40
	Ross Miller	Filing Date and Time
	Secretary of State State of Nevada	01/11/2008 9:10 AM
Entity Number E0481852005-1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Vsurance, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Pursuant to NRS 78 Form Article 1 entitled Name of Corporation: name of the company is hereby changed to the following: Ensurapet, Inc.

Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 21,100,000 shares of preferred stock par value $0.001 which is subdivided as follows: 100,000 shares class D which is only voting stock and has no conversion rights to common shares; 20,000,000 shares of class E non-voting/non-dilutive and convert to common 1 to 1; 1,000,000 shares of class F non-voting and converts to common 1 to 50, that is, 1 share of preferred F equals 50 common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without consent of and or all of the holders of the Series D Preferred Stock or common stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:                 a Majority

4. Effective date of filing (optional):	1/10/08
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required):	/s/ W. Russell Smith

*	lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07

EXHIBIT B

APPROVE NEW CLASSES OF PREFERRED SHARES

MATERIAL TERMS OF THE NEW CLASSES OF PREFERRED SHARES

As of August 2007 the Company was only authorized to issue 100,000 shares of class D preferred voting stock. The class D preferred stock has no conversion rights to common shares.

Pursuant to Board Resolution on November 28, 2007 the Board amended its Articles of Incorporation on December 20, 2007 so that the Company was authorized to issue 21,100,000 shares of preferred stock, $0.001 par value. The articles filed on December 20, 2007 authorized 20,000,000 class E preferred shares. The majority shareholder has adopted and approved the resolution on January 30, 2008 and has ratified the Board’s resolution of November28, 2007.

Pursuant to Board Resolution on December 27, 2007 the Board amended its articles of Incorporation on January 11, 2008 with the Nevada Secretary of State to authorize the company to issue 1,000,000 class F preferred shares. The majority shareholder has adopted and approved the resolution on January 30, 2008 and has ratified the Board’s resolution of December 27, 2007.

There are no pending stock offerings, investments, or plan equity sales at this time. This increase is merely, an administrative process, to reduce any further Article filing fees if changes needed to be made.

Preferred Stock

Our board of directors will have the authority, without further action by the shareholders, to issue such shares of preferred stock in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Further, the class D preferred is non-dilutive voting control only with no conversion rights to common stock; new class E preferred non-voting/non-dilutive converts to common shares 1:1; and the new class F preferred non-voting converts to common shares 1:50, that is, one share of preferred class F will equal 50 common shares.

Class E

On November 28, 2007 The Board of Directors unanimously approved the amendment to the articles of incorporation and filed the amendments with the Nevada Secretary of State on December 20, 2007. This was done without shareholder consent. The majority shareholder has adopted and approved the resolution on January 30, 2008 and has ratified the Board’s resolution of November 28, 2007, wherein the preferred class E was created for 20,000,000 shares at $0.001 par value.

Class F

On December 27, 2007 The Board of Directors unanimously approved the amendment to the articles of incorporation and filed the amendments with the Nevada Secretary of State on January 11, 2008. This was done without shareholder consent. The majority shareholder has adopted and approved the resolution on January 30, 2008 and has ratified the Board’s resolution of December 27, 2007 wherein the preferred class F was created for 1,000,000 shares at $0.001 par value.